Date: June 8, 2025
Subject: Major Power Hero Event

Dear {FirstName},

Power Hero expects REVENUES THIS YEAR!

In Q1 we demonstrated a working prototype of our modular PowerPac EV charger, our second design iteration, and now we are working on our 4th and hopefully final iteration.

PowerPac will be available in several configurations, transportable, mounted on the garage floor, a wall or concrete column. It is modular so that our customers can pick the amount of charging capacity they want, and it makes it easy for us if servicing is required. We call this modular version the "PowerPac-Stack" or simply the "Stack." In addition, the Stack was test-trialed with several customers and over 2,000 email registrations of interest have been received to beta the Stack. Now we are focused on getting PowerPac certified by Underwriters Laboratories (UL) before we release it to the public in Q4'2025, as anticipated.

Recently, we concluded our Netcapital crowdfunding campaigns with their 100,000+ subscribers, and we did well to have raised a total of $780K with such a small base. Now it's time to transition to revenues with a much larger crowdfunding platform.

Therefore, we are **'testing the waters'** (TTW) to gauge investor interest in another Regulation Crowdfunding (Reg CF) offering on the **Wefunder [1]crowdfunding** platform, which has a much larger base of **1,500,000** investors. Please note that no money is being solicited by Power Hero at this time, and if sent, it will not be accepted. No offer to buy securities will be accepted either, but you will still have to open an account with Wefunder to register your interest in Power Hero. Your indication of interest is NOT an obligation or commitment of any kind. No money or any part of the purchase price will be sent to Power Hero from Wefunder until an SEC Form C is filed and processed through Wefunder's platform.

Our financial strategy is to raise enough on Wefunder to get to initial beta sales in Q4'2025 at which point our business model should be credibly demonstrated to pave the way to expanding sales across California and subsequently across America, then globally.

You have been part of the Power Hero StartEngine community for some time, and you have waited a long time for us to reach this revenue stage. Thus, I am first inviting our StartEngine community to a private, advance review of our Wefunder TTW campaign pitch at this link here.

Our page IS NOT open to the general Wefunder base at this time. So please take advantage of being part of this advance review group and take your time to familiarize yourself with the Wefunder platform to better absorb the information provided there.

Thank you.

Esmond Goei
Founder & Executive Chairman
Power Hero Corp.

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[1] https://kingscrowd.com/funding-report-for-april-2025/